Exhibit (a)(1)(F)
FORMS OF CONFIRMATION EMAIL
ACKNOWLEDGEMENT OF WITHDRAWAL
     Forrester has received your Withdrawal, by which you withdrew your acceptance of Forrester’s offer to amend or replace your options pursuant to the Offer to Amend or Replace Eligible Options dated November 19, 2007 (the “Offer”).
     As outlined in the e-mail from Elizabeth Lemons dated November 19, 2007, and in the documents referenced in that e-mail, unless remedial action is taken to adjust the exercise price, we believe that certain of your options will be subject to adverse tax consequences under Section 409A of the Internal Revenue Code. These tax consequences may include income tax payable at vesting, an additional 20% federal tax and interest charges, and may also include substantial related state tax penalties.
     If you change your mind, you may once again elect to accept the Offer by doing the following before Midnight, Eastern Time, on December 17, 2007:
1.	Use your Forrester corporate active directory login username and password (i.e. the credentials you use to log-in to your computer) to log-in to the following GoForr page: http://goforr.forrester.com/sites/TO/Responses/forms/template.xsn

2.	Properly complete and submit the election agreement via GoForr by Midnight, Eastern Time, on December 17, 2007 (by selecting the “Accept Offer” box on the appropriate GoForr page containing your stock option information after you have read the election agreement terms and conditions).
     Your acceptance of the Offer must be received electronically by Forrester via GoForr no later than Midnight, Eastern Time, on December 17, 2007.
     If you have questions concerning the submission of your form, please direct them to Elizabeth Lemons at elemons@forrester.com.